Exhibit 99.1

RA Capital Management, LLC

20 Park Plaza, Suite 1200

Boston, MA 02116

April 2, 2018

BioCryst Pharmaceuticals, Inc.

4505 Emperor Blvd., Suite 200

Durham, North Carolina 27703

Attn: Board of Directors

Dear Board Members:

Our firm, RA Capital Management (“RA Capital”) is a multi-stage investment manager dedicated to evidence-based investing in public and private healthcare and life science companies that are developing drugs, medical devices, and diagnostics. We are writing to the Board of Directors (the “Board”) as a large shareholder of BioCryst Pharmaceuticals, Inc. (“BioCryst” or the “Company”) since 2013, with beneficial ownership of 6,984,692 shares, or approximately 7.1% of BioCryst’s common stock, in response to the Company’s proposed merger with Idera Pharmaceuticals, Inc. (“Idera”). We appreciate and agree with the arguments that have already been publicly presented against the merger by another shareholder, Great Point Partners. We strongly believe that a merger with Idera would be to the detriment of BioCryst shareholders and intend to vote our shares against it.

Our rationale for investing in BioCryst was based on our belief that it is undervalued and presents significant potential to generate long-term shareholder value. We have serious concerns about the proposed merger, specifically around the lack of strategic alignment, disparate risk profiles between the companies, dilutive impact on BioCryst shareholders, inadequate consideration of strategic alternatives, and disproportionate benefit to a single shareholder.

We find BioCryst’s lead molecule, BCX-7353, to be a compelling late-stage drug candidate with a high likelihood of improving the standard of care for patients living with hereditary angioedema (HAE). If the ongoing phase 3 trial of BCX-7353 is successful, we believe it can generate enormous value for shareholders when data are reported in the first half of 2019. It has the potential to be the most convenient treatment option in the vast and fast-growing HAE market.

A merger with Idera will not increase the probability of success of the BCX-7353 phase 3 trial, nor will it create long-term value for BioCryst shareholders. Idera’s CEO even acknowledged in an investor call that the transaction was not “contemplated under creating clinical operation synergies” and that the programs at each company would “continue to operate as is.” Idera’s management team generated financial forecasts demonstrating that the merger would not even alleviate future financing requirements for the combined company, with projections that the combined company will require $300 million in additional financing in 2019 and another $300 million in 2020. However, in the same analysis Idera’s management team estimates that the companies would require the identical aggregate financing amount as standalone entities. Given management’s desire to keep the companies’ respective research and development work streams separate and the lack of meaningful synergies over the next 3 years, we fail to understand what value would be created by the proposed transaction. We view this proposed merger with Idera as unnecessary and unjustified dilution of existing BioCryst shareholders just one year before a potentially major value inflection point.

We respect the Idera management team’s track record in HAE and acknowledge that there could be value in having the Idera executives that were part of the Viropharma management team advise, consult to, or even serve on the BioCryst Board. But any such value in itself is inadequate justification for pursuing this merger and would fall far short of offsetting the dramatic dilution to the value of BioCryst shares resulting from a merger with Idera.

While we appreciate that both companies could potentially create value, we made the conscious choice to invest in BioCryst and not Idera because we consider BioCryst to be far more undervalued with far less associated risk. BioCryst’s lead program, BCX-7353 for HAE, has completed a rigorous placebo-controlled phase 2 study, which we expect should be highly predictive of success in the final phase 3 study, for which data are expected in the first half of 2019. Assuming only this program is successful, Idera’s financial advisor, Goldman Sachs (“Goldman”), models greater than 300% upside in BioCryst stock value from its closing price the day before the merger was announced. In contrast, Idera has only reported data for its lead program, IMO-2125, in a small uncontrolled melanoma trial. Even assuming IMO-2125 is successful in melanoma, Goldman only estimates 21% upside in Idera’s stock for this program alone, which in our opinion is insufficient to justify the risk. In order to model further potential upside, Goldman assigned value to IMO-2125 in tumor types in which IMO-2125 has never been tested, which requires assumptions that we are unwilling to make. A combination of these two companies without a clear strategic purpose or potential for significant operational synergies would not serve the best interests of BioCryst shareholders.

The Board did not appear to fully consider all of the other strategic alternatives available, including changes to the management team or the potential sale of the Company to a third party in a structured process. This, in addition to a lack of transparency surrounding the Board’s intention to seek this merger, warrants further inquiry in to the fairness of the proposed transaction and why the Board did not explore an auction or sale process in order to maximize value in the best interests of all shareholders.

We also believe that the proposed merger disproportionately benefits a single shareholder. If the proposed transaction were effected today, the largest current shareholder of BioCryst would own approximately 16% of the combined company, more than its current 14% stake, as a result of a greater proportionate ownership in Idera, while other shareholders would experience significant dilution.

We therefore request that the Board reevaluate what is in the best interest of all BioCryst shareholders and respect the choices we, and other shareholders, have made by investing only in BioCryst and not Idera.

Sincerely,

RA Capital Healthcare Fund, L.P.

By: RA Capital Management, LLC, its General Partner